UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30257 / November 5, 2012

In the Matter of

PERMAL HEDGE STRATEGIES FUND
LEGG MASON PARTNERS FUND ADVISOR, LLC
PERMAL ASSET MANAGEMENT INC.
LEGG MASON INVESTOR SERVICES, LLC

c/o Robert J. Frenkel, Esq.
Legg Mason & Co., LLC
100 First Stamford Place, 6th Floor
Stamford, CT 06902

(812-14011)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT

Permal Hedge Strategies Fund, Legg Mason Partners Fund Advisor, LLC, Permal Asset
Management Inc., and Legg Mason Investor Services, LLC Inc. filed an application on March 2,
2012, and amendments to the application on July 3, 2012 and November 1, 2012, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption
from sections 18(c) and 18(i) of the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares with varying sales loads
and asset-based distribution and service fees.

On October 9, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 30228). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Permal Hedge Strategies Fund, <u>et al</u>. (File No. 812-14011),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                    Kevin M. O'Neill
                                                    Deputy Secretary